UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For April 17, 2015

Commission File Number 333-98397

Lingo Media Corporation

(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario, Canada M5S 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: April 21, 2015	By:	/s/ Michael Kraft
Michael Kraft President and CEO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
Lingo Media Corporation (the "Lingo" or the "Company") 151 Bloor Street West, Suite 703 Toronto, ON M5S 1S4

Date of Material Change

April 17, 2015.

Item 2.	News Release
Press release issued by the Issuer on April 17, 2015 via a Canadian news wire service, a copy of which has been filed via SEDAR.

Item 3.	Summary of Material Change
The Company announced that it has closed a non-brokered private placement financing of 5,000,000 units (each a "Unit") at $0.10 per Unit for gross proceeds of $500,000 (the "Financing").

Item 4.	Full Description of Material Change

Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one common share purchase warrant (each a "Warrant"). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.125 per share until April 17, 2016.

One director of Lingo (the "Purchasing Director"), purchased $40,000 of the Units and declared a conflict and recused himself from voting on the Financing. There was no materially contrary view or abstention by any director approving the Financing. Pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"), the purchase by the Purchasing Director was a "related party transaction" but the Company was exempt from the requirements to obtain a formal valuation or minority shareholder approval in connection with the Financing.

The securities issued pursuant to the Financing will be subject to a 4 month regulatory hold period commencing from April 17, 2015. The Financing is subject to TSX Venture Exchange acceptance of requisite regulatory filings. Immediately following the closing of this financing, Lingo has 27,379,177 common shares issued and outstanding. The net proceeds of the Financing will be used for corporate development and for general working capital purposes.

Item 5.	Reliance on Section 7.1(2) of National Instrument 51-102
Not Applicable.

Item 6.	Omitted Information
No information has been omitted from this material change report.

Item 7.	Executive Officer

The following senior office of the Issuer is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

Michael Kraft, President & CEO
Tel: (416) 927-7000 Ext. 23
Toll Free: (866) 927-7011
Fax: (416) 927-1222

Email: mkraft@lingomedia.com
Internet: www.lingomedia.com

Item 8.	Date of Report
April 21, 2015